Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Code Chain New Continent Ltd

We hereby consent to the incorporation by reference of our report dated April 17, 2020 in the Registration Statement on Form S-8, relating to the audit of the consolidated balance sheets of Code Chain New Continent Ltd (formerly known as “TMSR Holding Company Limited”, or the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the two-year period ended December 31, 2019, which appears in the Form 10-K filed by the Company with the U.S. Securities Exchange Commission on April 17, 2020, and amended on May 14, 2020

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
February 5, 2021	Certified Public Accountants